Exhibit 12.1

OPTON CARE, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Year ended December 31,
	2000	2001	2002	2003	2004
Earnings:
Earnings before income taxes	$11,920	$16,235	$23,203	$14,445	$31,012
Add:
Interest expense	1,088	1,343	214	274	333
Interest within rental expenses	462	616	952	951	1,007
Amortized debt premiums	179	253	173	203	353
Minority interest	296	216	85	165	185
Amortized capitalized interest	—	—	—	7	15
Earnings available for fixed charges	13,945	18,663	24,627	16,045	32,905
Fixed charges:
Interest expense	1,088	1,343	214	274	333
Interest within rental expenses	462	616	952	951	1,007
Amortized debt premiums	179	253	173	203	353
Interest capitalized	—	—	—	70	—
Fixed charges	1,729	2,212	1,339	1,498	1,693
Ratio of earnings to fixed charges	8.07	8.44	18.39	10.71	19.44